FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934


                         For the month of June 2004
                                  23 June 2004


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Board Appointment' released on
                23 June 2004




23 June 2004

                   British Sky Broadcasting Group plc (BSkyB)
                     appoints Jeremy Darroch to CFO position

British Sky Broadcasting Group plc ("BSkyB") announced today the appointment of Jeremy Darroch as its new Chief Financial Officer. Mr Darroch will join the company at a date to be confirmed from Dixons Group plc where he is currently Group Finance Director. He will join the BSkyB Board upon taking up the post.

Mr Darroch will replace Martin Stewart who will continue in his post until 4th August 2004, as previously announced on 4th February 2004.

Mr Darroch (41) joined Dixons in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, he spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for their Health Care businesses.
Mr Darroch is a qualified Chartered Accountant.

James Murdoch, Chief Executive of BSkyB, said: "We are delighted to welcome someone of Jeremy's calibre to BSkyB. He has a strong track record in a highly competitive industry and his experience in operating in consumer-facing enterprises will be very valuable as BSkyB grows its business for the future."

Jeremy Darroch said: "I am very pleased to be joining BSkyB at such an exciting time in the company's development. I have followed the progress at the company closely over the past few years and look forward to joining a strong team."

                                    - ends -

Enquiries

Analysts and Investors

Andrew Griffith     Tel: 020 7705 3118

Jo Leach            Tel: 020 7705 3734

Press

Julian Eccles       Tel: 020 7705 3267

Robert Fraser       Tel: 020 7705 3036

Finsbury

Alice Macandrew     Tel: 020 7251 3801


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 23 June 2004                           By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary